Exhibit 99.1

17 September 2004

James Hardie Industries N.V. ARBN 097 829 895 Incorporated in The Netherlands The liability of members is limited
The Manager Company Announcements Office Australian Stock Exchange Limited 20 Bridge Street SYDNEY NSW 2000	4th Floor, Atrium, Unit 04-07 Strawinskylaan 3077 1077 ZX Amsterdam, The Netherlands
Telephone: 31-20-301 2980 Fax: 31-20-404 2544

Dear Sir,

Pursuant to Listing Rule 3.13.2 we advise that as announced on 10 September voting on resolution 1 “annual accounts for the year ended 31 March 2004” has been deferred. All of the other resolutions set out in the Notice of Annual General Meeting dated 11 August 2004 were carried at the Annual General Meeting of the Company held today in Amsterdam, The Netherlands.

Details of votes cast are set out below:

RESOLUTION	FOR	AGAINST	ABSTAIN
1. Annual Accounts adoption	MOTION DEFERRED
2. Re-elect Mr JD Barr to the Supervisory & Joint Boards	251,006,375	176,124	3,559,104
3. Approve Mr JD Barr participation in the Supervisory Board Share Plan	250,379,260	336,039	3,597,324
4. Renew Company’s authority to acquire own shares	241,007,982	10,126,943	3,577,163

Yours faithfully

/s/ W. (Pim) Vlot

James Hardie Industries NV
By: W. (Pim) Vlot
As: Company Secretary